As filed with the United States Securities and Exchange Commission on July 22, 2004

Registration No. 333-114510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

To

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MULTI-FINELINE ELECTRONIX, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3672 (Primary Standard Industrial Classification Code Number)	95-3947402 (I.R.S. Employer Identification No.)

3140 East Coronado Street, Suite A

Anaheim, CA 92806

(714) 238-1488

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philip A. Harding

Chief Executive Officer and Chairman

Multi-Fineline Electronix, Inc.

3140 East Coronado Street, Suite A

Anaheim, CA 92806

(714) 238-1488

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stanton D. Wong, Esq. Gabriella A. Lombardi, Esq. Pillsbury Winthrop LLP 2475 Hanover Street Palo Alto, CA 94304-1115 (650) 233-4500 (650) 233-4545 facsimile	Christopher M. Forrester, Esq. Pillsbury Winthrop LLP 11682 El Camino Real Suite 200 San Diego, CA 92130-2092 (858) 509-4052 (858) 509-4010 facsimile	Jay L. Bernstein, Esq. Clifford Chance US LLP 200 Park Avenue New York, NY 10166 (212) 878-8000 (212) 878-8375 facsimile

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and The Nasdaq National Market listing fee.

SEC registration fee	$10,810
National Association of Securities Dealers, Inc. filing fee	9,200
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	30,000
Accounting fees and expenses	450,000
Legal fees and expenses	850,000
Printing and engraving expenses	150,000
Registrar and Transfer Agent’s fees	13,000
Miscellaneous fees and expenses	136,990

Total	$1,750,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Securities Act”). The Registrant’s form of Restated Certificate to be effective upon the date of this prospectus (Exhibit 3.2 hereto) and the Registrant’s Bylaws to be effective upon the date of this prospectus (Exhibit 3.3 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The Underwriting Agreement (Exhibit 1.1) will provide for indemnification by the Underwriters of the Registrant, the selling stockholders, our directors and officers, and by the Registrant, the selling stockholders and, of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities

In June 2003, we issued options to purchase 300,000 shares of our common stock to 15 employees and four directors under our 1994 Stock Option Plan. The exercise price for these options is $3.73 per share for an aggregate amount of up to $1,120,000. The sales of the above securities were considered to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. All recipients had adequate access to information about the company through their relationship with the company.

On September 15, 2003, we issued to all of our stockholders rights to acquire 11,720,295 shares of our common stock at a price of $3.86 per share. In October 2003, certain of these stockholders exercised these rights to acquire an aggregate of 6,537,540 shares of common stock for aggregate consideration of $25,252,338. The issuance of these shares of common stock was considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of shares of common stock represented their intention to acquire the shares for investment only and not with a view to or for sale with any distribution thereof, and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access to information about the company through their relationship with the company.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.

3.1†	Articles of Incorporation of the Registrant.

3.2†	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the date of the prospectus to which this Registration Statement relates.

3.3†	Amended and Restated Bylaws of the Registrant.

3.4†	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the date of the prospectus to which this Registration Statement relates.

4.1†	Form of Common Stock Certificate.

5.1†	Opinion of Pillsbury Winthrop LLP.

10.1†	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2†	1994 Stock Plan of the Registrant, as amended.

10.3†	Form of 2004 Stock Incentive Plan of the Registrant.

10.4†	Corporate Services Agreement dated as of June 4, 2004 by and among the Registrant and Wearne Brothers Services (Private) Limited.

10.5†	Advisor Consulting Agreement dated April 12, 2004 by and between the Registrant and David Hsu, M.D.

10.6†	Letter of Credit Agreement dated February 25, 2003 by and between M-FLEX Circuit Boards (Suzhou) Co. Ltd. and Bank of China.

10.7†	Cooperation Agreement dated July 29, 2003 by and between Suzhou Multi Fineline Electronix Co. Ltd., M-FLEX Circuit Boards (Suzhou) Co. Ltd. and Shanghai Pudong Development Bank.

10.8†	Revolving Credit Facility Agreement dated November 26, 2003 by and between the Registrant and Norddeutsche Landesbank Girozentrale.

10.9†	Stockholders Agreement dated as of June 4, 2004 by and among the Registrant and WBL Corporation Limited and its affiliates.

10.10†	Guarantee dated November 26, 2003 from WBL Corporation Limited in favour of Norddeutsche Landesbank Girozentrale, Singapore Branch.

10.11	Supplemental Letter to the Revolving Credit Facility Agreement dated November 26, 2003 by and between Multi-Fineline Electronix, Inc. and Norddeutsche Landesbank Girozentrale, Singapore Branch.

21.1†	List of Subsidiaries of the Registrant.

23.1†	Consent of PricewaterhouseCoopers LLP.

23.2†	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

99.1†	Consent of Sanford L. Kane, director nominee.

99.2†	Consent of Ronald E. Ragland, director nominee.

99.3†	Consent of Sam Yau, director nominee.

†	Previously filed

(b)	Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts and Reserves for the Years Ended September 30, 2001, 2002 and 2003.

This schedule and all other schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the Twenty-First day of July, 2004.

MULTI-FINELINE ELECTRONIX, INC.

By:	/s/ PHILIP A. HARDING
Philip A. Harding Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Amendment to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ PHILIP A. HARDING Philip A. Harding	Chief Executive Officer and Chairman of the Board (Principal Executive Officer) and Director	July 21, 2004

/s/ CRAIG RIEDEL* Craig Riedel	Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	July 21, 2004

/s/ RICHARD J. DADAMO* Richard J. Dadamo	Director	July 21, 2004

/s/ KEVIN LEW* Kevin Lew	Director	July 21, 2004

/s/ HUAT-SENG LIM* Huat-Seng Lim, Ph.D.	Director	July 21, 2004

Sanford L. Kane	Director

Ronald E. Ragland	Director

Sam Yau	Director

*By:	/s/ PHILIP A. HARDING
Philip A. Harding Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.

3.1†	Articles of Incorporation of the Registrant.

3.2†	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the date of the offering to which this Registration Statement relates.

3.3†	Amended and Restated Bylaws of the Registrant.

3.4†	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the date of the offering to which this Registration Statement relates.

4.1†	Form of Common Stock Certificate.

5.1†	Opinion of Pillsbury Winthrop LLP.

10.1†	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2†	1994 Stock Plan of the Registrant, as amended.

10.3†	Form of 2004 Stock Incentive Plan of the Registrant.

10.4†	Corporate Services Agreement dated as of June 4, 2004 by and among the Registrant and Wearne Brothers Services (Private) Limited.

10.5†	Advisor Consulting Agreement dated April 12, 2004 by and between the Registrant and David Hsu, M.D.

10.6†	Letter of Credit Agreement dated February 25, 2003 by and between M-FLEX Circuit Boards (Suzhou) Co. Ltd. and Bank of China.

10.7†	Cooperation Agreement dated July 29, 2003 by and between Suzhou Multi Fineline Electronix Co. Ltd., M-FLEX Circuit Boards (Suzhou) Co. Ltd. and Shanghai Pudong Development Bank.

10.8†	Revolving Credit Facility Agreement dated November 26, 2003 by and between the Registrant and Norddeutsche Landesbank Girozentrale.

10.9†	Stockholders Agreement dated as of June 4, 2004 by and among the Registrant and WBL Corporation Limited and its affiliates.

10.10†	Guarantee dated November 26, 2003 from WBL Corporation Limited in favour of Norddeutsche Landesbank Girozentrale, Singapore Branch.

10.11	Supplemental Letter to the Revolving Credit Facility Agreement dated November 26, 2003 by and between Multi-Fineline Electronix, Inc. and Norddeutsche Landesbank Girozentrale, Singapore Branch.

21.1†	List of Subsidiaries of the Registrant.

23.1†	Consent of PricewaterhouseCoopers LLP.

23.2†	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

99.1†	Consent of Sanford L. Kane, director nominee.

99.2†	Consent of Ronald E. Ragland, director nominee.

99.3†	Consent of Sam Yau, director nominee.

†	Previously filed